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MOB CYCLE

Salt Lake City, Utah

- An energetic indoor cycling experience, a "party on a bike"
- Boutique fitness is thriving on both coasts, but market is open in Utah and Mountain West
- Highly skilled founding team with hometown roots
- Industry-best instructors, facilities, bikes, lighting, and sound systems at only $20 per class
- This investment is **secured by a blanket lien on all assets** of the business   ?

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cycle)

Investment Details

1.45x
Investment Multiple   ?

$0 invested
Minimum raise $100,000   ?

$100
Minimum investment

-
Investors

50
Early Bird rewards remaining

85 days remaining

INVEST NOW

Company Description

MOB CYCLE is the ultimate, full-body indoor cycling workout. Cyclers ride to the beat of the music in a high energy, inspirational environment with the best fitness talents guiding the class. With the goal of combining cardio and culture, riders sweat out life's challenges in unison, as a community, as a MOB. The first studio is slated for Salt Lake City, with additional plans to expand throughout the Mountain West region (Utah, Nevada, Colorado, Idaho and Arizona).



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State of the art lighting system can transform a studio space.

Different from other popular cycling programs, MOB is not a meditative experience. Best described as a party on a bike, classes are movement heavy, beat-specific and best enjoyed with others. The program values physical group activity and the idea that we are "stronger together." Best of all, the workout is suitable for all fitness levels.

At $20 per class, MOB CYCLE is an excellent value in the world of boutique cycling studios. Riders can expect top of the line equipment including Stages SC2 Bikes (industry best) and music from state-of-the-art Bose commercial sound systems. Cycling shoes are available for rental ($2) or to purchase. Instructors are also the best in their field, scouted and specifically trained by owner Megan Tyrrell in Southern California.



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MOB Founder Megan Tyrrell helped expand Orange County studio Pop Cycle 2.0, leading the training and development program as well as studio operations.

In addition to the studio and its 50 bikes, MOB CYCLE patrons can expect unparalleled customer service and five-star amenities including shower, bathroom and vanity areas stocked with towels, hair dryers, straighteners and free toiletries. Each class ends with an ice-cold eucalyptus towel.

MOB Cycle is more than just a spin studio, it's a culture. To that end, the founders have brought on talented creatives like architect Randall Larsen to design an experience that's unique for customers from the second they walk in the door. Larsen will create a clean, minimal studio with space that encourages socializing.

The first MOB CYCLE is expected to open Fall 2018.



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Learn more: 🌐 (http://www.mob-cycle.com)

Key Terms

Issuer

MOB CYCLE, LLC

Securities

Revenue Sharing Notes

Offering Amount

Minimum $100,000 to **maximum $175,000**

Investment Multiple ?

1.45x

Payments ?

Monthly

Revenue Sharing Percentage

4.20% of monthly gross revenue will be shared

Maturity ?

42 Months

Security Interest ?

Blanket lien on all assets of the business

Ownership % Represented by Securities

0%. Investors will not receive any equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities.

Click here ( ) to view the Issuer's SEC Form C filing.

Use of Proceeds

The total project cost of the first MOB Cycle studio is $337,150, with over $93,000 in equity already pledged.

Funds raised via NextSeed up to the $100,000 minimum will be used to finish the custom build-out of the MOB Studio. Additional capital raised will go towards the purchase and installation of a state-of-the-art Bose commercial sound system and technical light system, along with a front desk, signage and rental shoes. Proceeds will also aid in marketing materials and professional fees.



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Total Payment Calculator

Principal	Investment Multiple	Maturity*	Total Payment*
$100 ▼	1.45x	42 months	$145

   

Revenue Sharing Summary*

Once the Issuer commences operations, it will share a percentage of each month's gross revenue with the investors as a group until they are paid in full.

Each investor will receive its proportionate share of the monthly payments made to the investors as a group.

EXAMPLE:

Gross revenue in month X

$100,000

Scenario 1:

Let's assume that the total amount raised through this offering is $150,000 and the issuer is committed to sharing 4.25% of its gross revenue.

Revenue sharing percentage

4.25%

Total payment for month X

$4,250

If Investor A invested $1,500 of the $150,000 that was raised by the Issuer, Investor A is entitled to receive 1.0% of the $4,250 paid to investors for month X. Therefore, **Investor A is paid $42.50 for month X**.

* The calculations above are mathematical illustration only and may not reflect actual performance. They do not take into account NextSeed fees of 1% on each payment made to investors. The exact length of time that it will take the Issuer to pay each investor in full cannot be known in advance since the Issuer's actual revenues may differ from its reasonable forecasts. If any balance remains outstanding on the maturity date, the Issuer is contractually required to promptly pay the entire outstanding balance due to each investor. Payment is not guaranteed or insured and investors may lose some or all of the principal invested if the Issuer cannot make its payments. Read Less

Bonus Rewards

EARLY BIRD REWARD

First 50 investors who invest $500 or more will receive:

- One Month Unlimited Classes + Shoe Rentals

Invest $500 or more

- 5 Class Series + 5 free Shoe Rentals

Invest $1,000 or more

- 10 Class Series + 10 free Shoe Rentals
- $50 Gift Certificate (in-store redemption only)

Invest $2,500 or more

- 20 Class Series + 20 free Shoe Rentals
- $100 Gift Certificate (in-store redemption only)

Invest $5,000 or more

- Name on Contributor Webpage
- $100 Gift Certificate (in-store redemption only)

- 50 Class Series + 50 free Shoe Rentals

Invest $10,000 or more

- Name on Contributor Webpage
- A private, customized group class, tailored to your group's needs - 50 of your closest friends/family/employees/team ($1,000 value)
- MOB CYCLE Swag Bag - Includes branded merchandise such as a bag, Goldsheep leggings or Spirit Jersey top, Swell bottle, individually wrapped hand towels infused with essential oils (lavender & lemon).
- 100 Class Series + 100 free Shoe Rentals

Business Model

MOB CYCLE is not reinventing the wheel, so to speak - it has simply made it better. Workouts will consist of 45- and 60-minute classes that are rhythm-based and specifically choreographed to ensure consistency between instructors. By the end of year one, MOB CYCLE plans to offer 40 classes per week.

Cycling classes will cost $20, a very competitive fee for boutique fitness and especially so considering the quality of instructors and amenities. Students and military — with proof of ID — will enjoy an $18 class rate. Riders will also gain loyalty points/rewards for bookings and purchases made online.



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Custom MOB CYCLE bike

Marketing efforts will be essential to MOB's success. Website, social media and email updates will launch six months prior to opening. Targeted advertising and pop-up rides at various events and conferences will launch four months prior. In the two months leading up to MOB's opening, the studio will book its first press and social influencer rides. As MOB is truly a community experience, the studio's opening week will celebrate with group events including friends and family rides, social media contests and a live DJ open house.

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Rendering of MOB CYCLE lobby and branding

As the business plans to grow across the Mountain West region, MOB apparel will also help to establish the brand. Fitness gear such as leggings, tees and sweatshirts will be available in studio and branded with the MOB logo and its mantras. Shoe rentals will cost $2 per class but MOB will also offer a variety of spin shoes for purchase.

Location Analysis

MOB CYCLE's first location will be located at 134 Regent Street, Suite D, Salt Lake City, UT 84111.



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MOB CYCLE will be located in the heart of downtown Salt Lake City.

Salt Lake City and its surrounding areas have grown considerably in recent years with the upsurgence of a strong tech scene — spearheaded by Adobe and DOMO — and support from the large neighboring universities (University of Utah and BYU). The first MOB Cycle location will be located on Regent Street, in the heart of downtown. Directly adjacent to Main Street – Salt Lake City's most important commercial thoroughfare – Regent Street is in the midst of a dramatic transformation into a new specialty retail and cafe district.

MOB's immediate neighbors will include two landmarks in Salt Lake City's recent downtown urban redevelopment: the 2,500-seat Eccles Theater and 111 Main Street, a 25-story Class A office tower anchored by Goldman Sachs. City Creek Center, a mixed-use development home to 300 housing units, 600,000 square feet of retail and a Marriott hotel is directly next door.





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Utah is a relatively untapped market for boutique fitness, particularly that of the booming indoor cycling variety. In fact, only two boutique spin studios exist in all of Utah at the moment. Fortunately, MOB excels with its elite instructors, 5-star customer service and upscale amenities, something these other studios cannot boast.

Wellness communities like MOB CYCLE play an essential and positive role in community ecosystems. The Mountain West region is known for its active demographic and healthy lifestyles. It's also prone to weather that can change on a dime. By introducing a consistent, superior indoor activity in an untapped market, MOB is uniquely positioned to succeed.

Leadership



Megan Tyrrell, *Founder & CEO*

Megan is a fitness professional with over ten years of experience in the industry. She previously partnered and launched POPcycle 2.0, an indoor cycling boutique studio in Laguna Beach, CA. Simultaneously, she held three key positions: Lead Instructor, Director of Instructor Certification and General Manager. Her proficiency in the fitness industry extends to talent management, operations, finance, in addition to teaching and training. Having cultivated fun, magnetic cultures with five-star customer service, Megan can't wait to now bring her vision and talents to her home state of Utah.



Richmond Tyrrell, *Chief Operations Officer*

Richmond is a senior producer at an award-winning design, branding and technology innovation agency in Southern California. Over the course of a ten-year career in management, marketing and design, he has worked alongside blue chip brands including VIZIO, Oakley and Verizon. At MOB Cycle, Richmond is combining his passion for fitness with deep knowledge in business design and development, project management and financial modeling. His goal is to develop and implement scalable processes that will allow MOB Cycle to replicate its client experience in additional locations. Richmond is also a Utah native.

History

★   **August 2017**

     MOB acquires its first early stage investor

★   **August 2017**

     MOB teams up with award-winning creative director Jacob Irwin to create brand identity

★   **November 2017**

     MOB chosen to presented at Deal Forum seminar for budding entrepreneurs in Salt Lake City

★   **December 2017**

     MOB teams up with renowned architect Randall Larson for studio designs and planning

★ TEAM**February 2018**   info@nextseed.com

   (https://www.nextseed.com/about/team/)   (MAILTO:info@nextseed.com)

     MOB invited to be part of Investors' Choice, VC seminar hosted by











VentureCapital.org

★ **March 2018**

Final site selection in Salt Lake City

★ **Fall 2018**

Anticipated opening of first MOB CYCLE location

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